Schedule 13G                                                         Page 1 of 9
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SEC       POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1745 (3-  CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
98)       DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------



                                                                       ----------------------------
                                  UNITED STATES                                OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION              ----------------------------
                             WASHINGTON, D.C. 20549                     OMB Number: 3235-0145
                                                                       ----------------------------
                                                                        Expires: November 30, 1999
                                  SCHEDULE 13G                         -----------------------------
                                                                        Estimated average burden
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934           hours per response. . . 14.9
                             (AMENDMENT NO. 2)*                        -----------------------------

                        Planet Polymer Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    727044109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule  13G                                                        Page 2 of 9

CUSIP No. 727044109
-------------------------------------------------------------------------------

1.   Names of Reporting Persons. Lorraine DiPaolo
     I.R.S. Identification Nos. of above persons (entities only).

-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ......................................................................

     (b) ......................................................................
-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Citizenship or Place of Organization  United States

-------------------------------------------------------------------------------

                   5.   Sole Voting Power           76,100
Number of
                   ------------------------------------------------------------
Shares
                   6.   Shared Voting Power        762,900
Beneficially
                   -------------------------------------------------------------
Owned by
                   7.   Sole Dispositive Power      76,100
Each
                   ------------------------------------------------------------
Reporting
                   8.   Shared Dispositive Power    762,900
Person With

-------------------------------------------------------------------------------

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person   839,000

-------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (11)   12.20%

-------------------------------------------------------------------------------

12.  Type of Reporting Person (See Instructions)  IN

-------------------------------------------------------------------------------
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................
-------------------------------------------------------------------------------

                                  SCHEDULE 13G

ITEM 1.

     (a) The name of the issuer is Planet Polymer Technologies, Inc. (the "Corporation").

     (b) The Corporation's executive office is located at 9985 Businesspark Avenue, San Diego, CA 92131.

ITEM 2.

     (a) The person filing this statement is Lorraine DiPaolo.

     (b) Ms. DiPaolo's residence is 47 Plaza Street, Brooklyn, NY 11217.

     (c) Ms. DiPaolo is a United States citizen.

     (d) The Security is common stock, no par value per share.

     (e) The CUSIP Number of the Security is 727044109.

ITEM 3.

     Not applicable.

ITEM 4.

     (a) Ms. DiPaolo is the beneficial owner of 839,000 shares of the Security through the following:

           her direct, personal ownership of 76,100 shares of the Security;
           the ownership of 20,000 shares of the Security by her husband, Gordon DiPaolo; and her ownership of The Benchmark Company, Inc. ("Benchmark"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940, in accordance with Section 240.13d-1(b)(1)(ii)(E), by virtue of Benchmark's investment discretion over accounts of its customers that hold 742,900 shares of the Security.

     (b) The amount of shares of the Security beneficially owned by Ms. DiPaolo is 12.20% of the total outstanding shares of the Security.

     (c) (i) Ms. DiPaolo has the sole power to vote or to direct the vote of 76,100 shares of the Security.
        (ii) Ms. DiPaolo shares with Gordon DiPaolo the power to vote or direct the vote of 20,000 shares of the Security and shares with Benchmark the power to vote or direct the vote of 742,900 shares of the Security.
       (iii) Ms. DiPaolo has the sole power to dispose, or to direct the disposition, of 76,100 shares of the Security.
        (iv) Ms. DiPaolo shares with Gordon DiPaolo the power to dispose, or to direct the disposition, of 20,000 shares of the Security and shares with Benchmark the power to dispose, or to direct the disposition, of 742,900 shares of the Security.

ITEM 5.

     Not applicable

ITEM 6.

     The clients of Benchmark and Gordon DiPaolo have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these individuals has an interest in 5% or more of the total outstanding shares of the Security.

ITEM 7.

     Not applicable.

ITEM 8.

     Not applicable.

ITEM 9.

     Not applicable.

ITEM 10.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

January 11, 2000
 ..............................
Date

                                          By /s/ Lorraine DiPaolo
                                             ...............................
                                             Lorraine DiPaolo